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                        [TD WATERHOUSE GROUP LETTERHEAD]

                                                                October 30, 2001

Dear TD Waterhouse Group Stockholder:

     As you know, on October 17, 2001, The Toronto-Dominion Bank commenced a tender offer for all of the approximately 12% of the outstanding shares of our common stock that it and its affiliates do not already own. TD Bank offered to acquire the stock at US$9.00 per share (or the Canadian dollar equivalent) in cash.

     Following TD Bank's offer, your Board of Directors established a Special Committee, comprised solely of those directors who have no affiliation with TD Bank, to consider and make a recommendation regarding the offer. The Special Committee was given the full authority to determine what recommendation TD Waterhouse Group would make to its stockholders with respect to TD Bank's tender offer.

     Today, following discussions over the course of the past week between the Special Committee and TD Bank, TD Bank announced that it was revising its tender offer to increase the offer price to US$9.50 per share (or the Canadian dollar equivalent) in cash, representing an increase of 5.6% over the original $9.00 per share offer price and a premium of 53.3% over the stock's closing price on October 9, 2001, the last trading day prior to TD Bank's announcement of the offer. TD Bank also agreed that completion of the offer would be subject to the condition, which may not be waived without the Special Committee's approval, that a majority of the publicly-held shares be tendered. Completion of the tender offer would be followed by a "short-form" merger in which each publicly-held share of TD Waterhouse Group common stock not purchased in the tender offer will be converted into the right to receive the same $9.50 per share (or the Canadian dollar equivalent) in cash.

     THE SPECIAL COMMITTEE HAS DETERMINED THAT THE TERMS OF TD BANK'S REVISED TENDER OFFER ARE FAIR TO AND IN THE BEST INTERESTS OF THE TD WATERHOUSE GROUP STOCKHOLDERS, AND IS RECOMMENDING THAT YOU ACCEPT TD BANK'S REVISED OFFER AND THAT YOU TENDER YOUR SHARES IN RESPONSE TO THE OFFER.

     In arriving at its recommendation, the Special Committee considered a number of factors, as described in the enclosed Schedule 14D-9, including advice from the Special Committee's financial advisor, Salomon Smith Barney Inc. Salomon Smith Barney Inc. has delivered a written opinion stating that, as of October 30, 2001, the date of the opinion, the consideration to be received by the holders of TD Waterhouse Group's common stock in the tender offer is fair from a financial point of view to the TD Waterhouse Group public stockholders.

     Enclosed is the Schedule 14D-9, which describes in more detail the reasons for the Special Committee's conclusions and contains other information relating to the tender offer. TD Bank will be mailing to you a Supplement to its Offer to Purchase shortly, which has additional important information that we urge you to read carefully before making your decision whether to tender your shares.

     Thank you for your careful consideration of this matter.

                                          Sincerely,

                                          /s/ RICHARD H. NEIMAN
                                          --------------------------------------
                                          Richard H. Neiman
                                          Executive Vice President,
                                          General Counsel and Secretary